EXHIBIT 99.1

Shopify Announces First-Quarter 2017 Financial Results

First-Quarter Revenue Grows 75% Year on Year

First-Quarter Gross Merchandise Volume Grows 81% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – May 2, 2017 – Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter ended March 31, 2017.

“With our excellent start to the year, it is clear we are becoming the de facto platform for sellers,” stated Russ Jones, Shopify’s CFO. “In addition to merchant growth and their adoption of both new channels and merchant solutions, we also continue to see expansion of merchants’ GMV. Retail is shifting headlong toward the vision we laid out two years ago -- of inspiring entrepreneurship with multi-channel commerce -- and we fully expect to continue leading this industry transition for years to come.”

First-Quarter Financial Highlights

•
Total revenue in the first quarter was $127.4 million, a 75% increase from the comparable quarter in 2016. Within this, Subscription Solutions revenue grew 60% to $62.1 million. This increase was driven by the continued rapid growth in Monthly Recurring Revenue[1] (“MRR”) as a record number of merchants joined the platform in the period. Merchant Solutions revenue grew 92% to $65.3 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”).

•
MRR as of March 31, 2017 was $20.7 million, up 62% compared with $12.8 million as of March 31, 2016. Shopify Plus contributed $3.5 million, or 17%, of MRR compared with 11% of MRR as of March 31, 2016.

•
GMV for the first quarter was $4.8 billion, an increase of 81% over the first quarter of 2016. Gross Payments Volume[3] (“GPV”) grew to $1.8 billion, which accounted for 38% of GMV processed in the quarter, versus $1.0 billion, or 37%, for the first quarter of 2016.

•	Gross profit dollars grew 80% to $72.2 million as compared with the $40.1 million recorded for the first quarter of 2016.

•	Operating loss for the first quarter of 2017 was $14.5 million, or 11% of revenue, versus $9.7 million, or 13% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[4] for the first quarter of 2017 was 3.4% of revenue, or $4.3 million; adjusted operating loss for the first quarter of 2016 was 8.1% of revenue, or $5.9 million.

•	Net loss for the first quarter of 2017 was $13.6 million, or $0.15 per share, compared with $8.9 million, or $0.11 per share, for the first quarter of 2016.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2. Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Adjusted net loss[4] for the first quarter of 2017 was $3.5 million, or $0.04 per share, compared with an adjusted net loss of $5.1 million, or $0.06 per share, for the first quarter of 2016.

•
At March 31, 2017, Shopify had $395.7 million in cash, cash equivalents and marketable securities, compared with $392.4 million on December 31, 2016, and compared with $189.5 million on March 31, 2016.

Business Highlights

•
Over one thousand Shopify Partners and Developers from around the world gathered in San Francisco in April to discuss the future of Shopify, commerce, and technology at our partner conference, Shopify Unite. New product development discussions included several announcements scheduled for availability in the second quarter, such as:

•
Shopify Point-of-Sale Card Reader. The first piece of hardware designed in-house by Shopify, the new chip-and-swipe reader offers portability and EMV support to merchants looking to sell at markets, pop-up shops or permanent retail locations. Emblazoned with the Shopify logo, the new reader seamlessly connects a merchant’s in-person sales with those made on their online store and other channels.

•
Shopify Pay. Shopify Pay allows merchants to offer their customers the option to securely save their shipping and credit card information for future purchases from any participating Shopify store. Shopify Pay is designed to increase conversion by reducing checkout to a simple 2-step entry: an email address and a unique 6-digit order notification via SMS.

•
Wholesale Channel for Plus. Using this channel, Shopify Plus merchants can create a separate, password-protected storefront, managed within their existing store. Merchants can invite buyers to purchase products at assigned wholesale prices, creating a more efficient way to manage customer bulk ordering in one place, without two systems or workarounds.

•
New Application Programming Interfaces (“APIs”) for partners. Shopify Partners can now leverage new APIs across a number of areas to build useful apps that integrate more directly with Shopify. These include the Custom Storefront API, which enables partners to build for specific audiences, experiences and opportunities; the Marketing Events API, which allows developers to automatically add tracking to their marketing apps, helping merchants understand the impact of their marketing efforts; and the Draft Orders API, which lets developers expand how orders are created and completed.

•	Mobile traffic to merchants’ stores continued to grow, reaching 69% of traffic and 59% of orders at the end of March 2017 versus 62% and 51%, respectively, at the end of March 2016.

•
Shopify Capital reached $49 million in aggregate cash advances to U.S. merchants using Shopify Payments by the end of the first quarter. By April 30, 2017, aggregate cash advances had reached more than $60 million.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations.  As these statements are forward-looking, actual results may differ materially.

These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof.  All numbers provided in this section are approximate.

For the full year 2017, Shopify currently expects:

•	Revenues in the range of $615 million to $630 million

•	GAAP operating loss in the range of $69 million to $73 million

•	Adjusted operating loss[4] in the range of $14 million to $18 million, which excludes stock-based compensation expenses and related payroll taxes of $55 million

For the second quarter of 2017, Shopify currently expects:

•	Revenues in the range of $142 million to $144 million

•	GAAP operating loss in the range of $18 million to $20 million

•	Adjusted operating loss[4] in the range of $6 million to $8 million, which excludes stock-based compensation expenses and related payroll taxes of $12 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its first-quarter results today, May 2, 2017, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s First-Quarter 2017 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its First-Quarter 2017 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers hundreds of thousands of businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, non-GAAP operating expenses, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Erin Hochstein
Director, Investor Relations	Public Relations Manager
613-241-2828	226-972-1767
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Revenues
Subscription solutions	62,080	38,706
Merchant solutions	65,299	34,016
	127,379	72,722
Cost of revenues
Subscription solutions	12,254	8,232
Merchant solutions	42,884	24,405
	55,138	32,637
Gross profit	72,241	40,085
Operating expenses
Sales and marketing	45,334	28,008
Research and development	26,594	13,670
General and administrative	14,774	8,119
Total operating expenses	86,702	49,797
Loss from operations	(14,461)	(9,712)

Other income	863	783
Net loss	(13,598)	(8,929)
Other comprehensive income, net of tax	1,437	221
Comprehensive loss	(12,161)	(8,708)
Basic and diluted net loss per share attributable to shareholders	(0.15)	(0.11)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	90,242,889	80,488,495

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	March 31, 2017	December 31, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	101,268	84,013
Marketable securities	294,422	308,401
Trade and other receivables	9,161	9,599
Merchant cash advances receivable, net	17,337	11,896
Other current assets	12,113	8,989
	434,301	422,898
Long-term assets
Property and equipment, net	44,811	45,719
Intangible assets, net	6,722	6,437
Goodwill	15,504	15,504
	67,037	67,660
Total assets	501,338	490,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	52,310	45,057
Current portion of deferred revenue	23,194	20,164
Current portion of lease incentives	1,333	1,311
	76,837	66,532
Long-term liabilities
Deferred revenue	1,014	922
Lease incentives	12,623	12,628
	13,637	13,550
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 78,174,245 and 77,030,952 issued and outstanding; unlimited Class B multiple voting shares authorized, 13,151,584 and 12,374,528 issued and outstanding	478,841	468,494
Additional paid-in capital	29,211	27,009
Accumulated other comprehensive loss	(381)	(1,818)
Accumulated deficit	(96,807)	(83,209)
Total shareholders’ equity	410,864	410,476
Total liabilities and shareholders’ equity	501,338	490,558

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2017	March 31, 2016
	$	$
Cash flows from operating activities
Net loss for the period	(13,598)	(8,929)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	4,534	3,058
Stock-based compensation	9,207	3,374
Provision for uncollectible receivables related to merchant cash advances	592	—
Vesting of restricted shares	—	86
Unrealized foreign exchange gain	(111)	(978)
Changes in operating assets and liabilities:
Trade and other receivables	557	(53)
Merchant cash advances receivable	(6,033)	—
Other current assets	(3,124)	(725)
Accounts payable and accrued liabilities	8,836	2,301
Deferred revenue	3,122	1,912
Lease incentives	17	609
Net cash provided by operating activities	3,999	655
Cash flows from investing activities
Purchase of marketable securities	(97,675)	(46,439)
Maturity of marketable securities	111,535	20,700
Acquisitions of property and equipment	(2,633)	(2,715)
Acquisitions of intangible assets	(924)	(330)
Net cash provided by (used in) investing activities	10,303	(28,784)
Cash flows from financing activities
Proceeds from the exercise of stock options	2,980	844
Net cash provided by financing activities	2,980	844
Effect of foreign exchange on cash and cash equivalents	(27)	1,079
Net increase (decrease) in cash and cash equivalents	17,255	(26,206)
Cash and cash equivalents – Beginning of Period	84,013	110,070
Cash and cash equivalents – End of Period	101,268	83,864

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2017	March 31, 2016
	$	$
GAAP Gross profit	72,241	40,085
% of Revenue	57%	55%
add: stock-based compensation	214	105
add: payroll taxes related to stock-based compensation	35	10
Non-GAAP Gross profit	72,490	40,200
% of Revenue	57%	55%

GAAP Sales and marketing	45,334	28,008
% of Revenue	36%	39%
less: stock-based compensation	1,481	564
less: payroll taxes related to stock-based compensation	179	41
Non-GAAP Sales and marketing	43,674	27,403
% of Revenue	34%	38%

GAAP Research and development	26,594	13,670
% of Revenue	21%	19%
less: stock-based compensation	5,833	2,030
less: payroll taxes related to stock-based compensation	485	261
Non-GAAP Research and development	20,276	11,379
% of Revenue	16%	16%

GAAP General and administrative	14,774	8,119
% of Revenue	12%	11%
less: stock-based compensation	1,679	761
less: payroll taxes related to stock-based compensation	241	20
Non-GAAP General and administrative	12,854	7,338
% of Revenue	10%	10%

GAAP Operating expenses	86,702	49,797
% of Revenue	68%	68%
less: stock-based compensation	8,993	3,355
less: payroll taxes related to stock-based compensation	905	322
Non-GAAP Operating Expenses	76,804	46,120
% of Revenue	60%	63%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended
	March 31, 2017	March 31, 2016
	$	$
GAAP Operating loss	(14,461)	(9,712)
% of Revenue	(11)%	(13)%
add: stock-based compensation	9,207	3,460
add: payroll taxes related to stock-based compensation	940	332
Adjusted Operating loss	(4,314)	(5,920)
% of Revenue	(3)%	(8)%

GAAP Net loss	(13,598)	(8,929)
% of Revenue	(11)%	(12)%
add: stock-based compensation	9,207	3,460
add: payroll taxes related to stock-based compensation	940	332
Adjusted Net loss and comprehensive loss	(3,451)	(5,137)
% of Revenue	(3)%	(7)%

GAAP net loss per share attributable to shareholders	(0.15)	(0.11)
add: stock-based compensation	0.10	0.04
add: payroll taxes related to stock-based compensation	0.01	—
Adjusted net loss per share attributable to shareholders(1)	(0.04)	(0.06)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	90,242,889	80,488,495

(1) Totals may not foot due to rounding differences.